Exhibit 99.1

China Jo-Jo Drugstores Reports Fiscal Year 2023 Financial Results

HANGZHOU, China, June 15, 2023 /PRNewswire/ -- China Jo-Jo Drugstores, Inc. (Nasdaq: CJJD) (“Jo-Jo Drugstores” or the “Company”), a leading online and offline retailer, wholesale distributor of pharmaceutical and other healthcare products and healthcare provider in China, today announced its financial results for the fiscal year ended March 31, 2023.

Mr. Lei Liu, Chairman and CEO of Jo-Jo Drugstores, commented, “During the past fiscal year, we continued to provide high-quality services and products to our customers despite the challenging and uncertain market environment. I would like to thank our entire team for their collective efforts and dedication. In the new fiscal year, we are focusing on implementing strategic expansion initiatives to drive our growth including optimizing distribution channels, attracting new customers and enhancing our brand recognition. To further complement our expansion, the continued innovation of our business model and digital transformation remains at the forefront of our business. In addition, we expect to improve our operational efficiency and manage our costs effectively. We remain dedicated to our commitment to creating value for our customers by enriching our product portfolio and providing healthcare services to meet their evolving demand. We believe our concrete advantages in offering diversified product selections, delivering additional value to customers and extending sales network are powerful catalysts for a formidable presence in the healthcare market in the future. We are confident that Jo-Jo Drugstores will keep making a positive impact in China’s healthcare market and the communities we serve. We are looking forward to another fruitful fiscal year and we will keep making efforts in generating more value for our shareholders.”

Fiscal Year 2023 Financial Highlights

	For the Year Ended March 31,
($ millions, except per share data)	2023	2022	% Change
Revenue	148.81	164.39	(9.5)%
Retail drugstores	83.35	84.23	(1.0)%
Online pharmacy	32.39	30.22	7.2%
Wholesale	33.07	49.94	(33.8)%
Gross profit	34.28	36.52	(6.1)%
Gross margin	23.0%	22.2%	0.8	pp
Loss from operations	(20.93)	(2.69)	-676.8%
Net loss	(21.14)	(3.20)	-560.9%
Loss per share	(2.07)	(0.92)	-125.0%

*	Notes: pp represents percentage points

●	Revenue was $148.81 million for the fiscal year ended March 31, 2023, compared to $164.39 million for the same period of last year.

●	Gross profit was $34.28 million for the fiscal year ended March 31, 2023, compared to $36.52 million for the same period of last year.

●	Gross margin increased by 0.8 percentage points to 23.0% for the fiscal year ended March 31, 2023, from 22.2% for the same period of last year.

●	Net loss was $21.14 million, or $2.07 per basic and diluted share, for the fiscal year ended March 31, 2023, compared to net loss of $3.20 million, or $0.92 per basic and diluted share, for the same period of last year.

Fiscal Year 2023 Financial Results

Revenue

Revenue for the fiscal year ended March 31, 2023 was $148.81 million, compared to $164.39 million for the same period of last year.

	For the Year Ended March 31,
	2023			2022
($ millions)	Revenue	Cost of Goods	Gross Margin	Revenue	Cost of Goods	Gross Margin
Retail drugstores	83.35	56.55	32.2%	84.23	57.29	32.0%
Online pharmacy	32.39	28.51	12.0%	30.22	26.62	11.9%
Wholesale	33.07	29.47	10.9%	49.94	43.96	12.0%
Total	148.81	114.53	23.0%	164.39	127.87	22.2%

Revenue from the retail drugstores business decreased by $0.88 million, or 1.0%, to $83.35 million for the fiscal year ended March 31, 2023, from $84.23 million for the same period of last year. After excluding the impact of exchange rate fluctuation, the actual retail drugstores sales increased by 5.6%. The actual increase in retail drugstore sales was primarily due to continuous efforts in promoting non-National Healthcare Security Administration (“NHSA”) covered products, close cooperation with major suppliers, and contribution from the new store sales.

Revenue from the online pharmacy business increased by $2.17 million, or 7.2%, to $32.39 million for the fiscal year ended March 31, 2023, from $30.22 million for the same period of last year. The increase was primarily caused by an increase in sales via e-commerce platforms such as Tmall. The Company maintained a membership care program targeted at chronic disease customers. The Company has closely interacted with members via WeChat by providing healthcare knowledge and reminding customers to refill medicine. By implementing a personalized customer care program, the Company was able to promote sales. Additionally, the Company increasingly cooperates with certain manufacturers to promote their products such as Dendrobium Candidum. These manufacturers reward the Company with lower supply prices and more advertising supports. As a result, the Company is able to better promote sales.

Prescription drugs used to be prohibited from sales online due to safety concern. However, as the government of mainland China has lifted the ban order, online prescription drug sales become popular. As a result, the sale of prescription drugs was $10.61 million in the year ended March 31, 2023, as compared to $10.33 million in the year ended March 31, 2022.

Revenue from the wholesale business decreased by $16.86 million, or 33.8%, to $33.08 million for the fiscal year ended March 31, 2023, from $49.94 million for the same period of last year. As a relatively small wholesale distributor in pharmaceutical products, the Company’s sales are subject to significant variance. Wholesale business usually carries low gross profit margin. However, we incurred labor, logistic and tax cost for our wholesale business. As a result, to keep reasonable profitability, we abandoned certain wholesales at low gross profit margin in the year ended March 31, 2023. As a result, the wholesale revenue declined.

Gross profit and gross margin

Total cost of goods sold decreased by $13.34 million, or 10.4%, to $114.53 million for the fiscal year ended March 31, 2023, from $127.87 million for the same period of last year. Gross profit decreased by $2.24 million, or 6.1%, to $34.28 million for the fiscal year ended March 31, 2023 from $36.52 million for the same period of last year. Overall gross margin increased by 0.8 percentage points to 23.0% for the fiscal year ended March 31, 2023, from 22.2% for the same period of last year, due to higher retail drugstores profit margins.

Gross margins for retail drugstores, online pharmacy and wholesale were 32.2%, 12.0%, and 10.9%, respectively, for the fiscal year ended March 31, 2023, compared to gross margins for retail drugstores, online pharmacy and wholesale of 32.0%, 11.9%, and 12.0%, respectively, for the same period of last year.

Loss from operations

Selling expenses decreased by $1.70 million, or 5.5%, to $29.18 million for the fiscal year ended March 31, 2023 from $30.88 million for the same period of last year. The decrease in selling expenses was primarily due to decrease in rent, partially offset by increase in the sales and marketing expenses.

General and administrative expenses increased by $7.48 million, or 91.4%, to $15.67 million for the fiscal year ended March 31, 2023 from $8.19 million for the same period of last year. The increase in general and administrative expenses was primarily due to the increase in bad debt expense. Such expenses as a percentage of revenue increased to 10.5% from 5.0% for the same period a year ago. In the year ended March 31, 2023, the Company recorded an increase in the allowance for bad debts of $7.58 million as compared to the increase in the allowance for bad debts of $1.32 million in the fiscal year ended March 31, 2022.

The Company recorded share based compensation of $10.36 million and $0 for the years ended March 31, 2023 and 2022. In April and December 2022, the Company issued a total of 3,000,000 ordinary shares and recorded share-based compensation of approximately $10.36 million.

The Company recorded an impairment of long-lived assets of $0 and $0.15 million for the year ended March 31, 2023 and 2022. In the year ended March 31, 2023, the Company evaluated the forest land use rights and did not record an impairment. In the year ended March 31, 2022, the Company evaluated the forest land use rights and recorded an impairment of $0.15 million.

Loss from operations was $20.93 million for the fiscal year ended March 31, 2023, compared to $2.69 million for the same period of last year. Operating margin was (14.1)% and (1.6)% for the fiscal year ended March 31, 2023 and 2022, respectively.

Net loss

Net loss was $21.14 million, or $2.07 per basic and diluted share for the fiscal year ended March 31, 2023, compared to net loss of $3.20 million, or $0.92 per basic and diluted share for the same period of last year.

Financial Condition

As of March 31, 2023, the Company had cash of $18.81 million, compared to $18.46 million as of March 31, 2022. Net cash used in operating activities was $3.28 million for the fiscal year ended March 31, 2023, compared to $5.39 million for the same period of last year. The change is primarily attributable to a decrease in cash provided by inventories and biological assets of $2.05 million, a decrease in cash provided by customer deposits of $1.71 million, a decrease in cash due to net loss of $17.94 million offset by an increase of $10.36 million in stock compensation, an increase in cash provided by accounts payable of $5.32 million. Net cash used in investing activities was $0.32 million for the fiscal year ended March 31, 2023, compared to $0.31 million for the same period of last year. The change is primarily attributable to purchases of long term assets. Net cash provided by financing activities was $2.37 million for the fiscal year ended March 31, 2023, compared to $4.84 million for the same period of last year. The change is primarily due to repayment of notes payable and proceeds from equity financing such as private placement and debt financing.

As of March 31, 2023, the Company had a working capital deficit of $2.1 million, a net loss of approximately $21.1 million and net cash used in operating activities of $3.3 million. These factors raise substantial doubt about its ability to continue as a going concern. However, non-cash expenses such as stock-based compensation, bad debt direct write-off and provision, and investment loss accounts for approximately $10.4 million, $7.6 million and $2.3 million respectively. Excluding these non-cash expenses, the net loss is approximately $0.8 million.

In August and October 2022 the Company raised capital by issuing ordinary shares to private investors for a total proceeds of $4.7 million. In January 2023, the Company closed a registered direct offering with gross proceeds of $2.6 million from its effective shelf registration statement.

The Company has a credit line agreement from a local bank as described in detail in Note 16 of its annual report on Form 20-F to be filed the date hereto. As of March 31, 2023, approximately $0.29 million of the aforementioned bank credit line was available for further borrowing. As the economy growth slows down, the national interest continues to decrease. Local banks are encouraged to provide low interest rate loans to local enterprises.

In order to meet its capital demand, the Company may raise funds in the capital market, increase its credit line from the local banks, and improve its store performance in the near future. There can be no assurance that any additional financing will be available on acceptable terms, if at all.

The Company has also obtained additional government insurance reimbursement certificates for its stores opened in the last two years. In a mature store, nearly half of the revenue are generated by customers utilizing the government insurance program. With these certificates, mature stores are able to attract more customers who are eligible for the insurance program, and its sales may significantly increase in the next 12 months.

About China Jo-Jo Drugstores, Inc.

China Jo-Jo Drugstores, Inc. (“Jo-Jo Drugstores” or the “Company”), is a leading online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products and a provider of healthcare services in China. Jo-Jo Drugstores currently operates an online pharmacy and retail drugstores with licensed doctors on site for consultation, examination and treatment of common ailments at scheduled hours. It is also a wholesale distributor of products similar to those carried in its pharmacies. For more information about the Company, please visit http://jiuzhou360.com. The Company routinely posts important information on its website.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company’s encourages you to review other factors that may affect its future results in the Company’s annual reports and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:

Frank Zhao

Chief Financial Officer

+86-571-88077108

frank.zhao@jojodrugstores.com

Investor Relations Contact:

Tina Xiao

Ascent Investor Relations LLC

+1-917-609-0333

tina.xiao@ascent-ir.com

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,807,936	$18,458,575
Restricted cash	12,762,708	16,881,002
Trade accounts receivable	14,119,606	16,736,495
Inventories	15,309,100	16,020,140
Other receivables, net	2,725,015	5,764,660
Advances to suppliers	142,417	571,577
Other current assets	616,008	924,797
Total current assets	64,482,790	75,357,246

OTHER ASSETS
Property and equipment, net	5,100,264	5,922,179
Long-term investment	1,772,072	4,511,539
Farmland assets	666,721	722,283
Long-term deposits	1,038,125	1,761,945
Other noncurrent assets	790,056	822,950
Operating lease right-of-use assets	13,924,826	13,738,081
Intangible assets, net	3,195,748	3,547,986
Total other assets	26,487,812	31,026,963
Total assets	$90,970,602	$106,384,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$26,990,250	$27,331,381
Notes payable	29,255,776	34,189,022
Other payables	1,314,919	2,268,967
Other payables - related parties	683,560	1,561,244
Customer deposits	695,931	1,873,062
Taxes payable	1,706,909	1,381,108
Accrued liabilities	866,173	556,037
Loan payable - current portion	-	1,957,956
Current portion of operating lease liabilities	5,131,373	3,329,619
Total current liabilities	66,535,234	74,448,396

Long-term operating lease liabilities	7,768,216	9,197,027
Total liabilities	74,303,450	83,645,423

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares; $0.012 par value; 500,000,000 shares authorized; 23,697,210 and 3,479,316 shares issued and outstanding as of March 31, 2023 and 2022, respectively	284,367	41,752
Preferred shares; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of March 31, 2023 and 2022	-	-
Additional paid-in capital	83,958,418	66,516,033
Statutory reserves	1,309,109	1,309,109
Accumulated deficit	(69,273,018)	(48,134,493)
Accumulated other comprehensive income	1,735,135	4,352,992
Total shareholders’ equity attributed to China Jo-Jo	18,014,011	24,085,393
Noncontrolling interests	(1,346,859)	(1,346,607)
Total shareholders’ equity	16,667,152	22,738,786
Total liabilities and shareholders’ equity	$90,970,602	$106,384,209

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended March 31,
	2023	2022	2021
REVENUES, NET	$148,811,976	$164,392,555	$133,134,633

COST OF GOODS SOLD	114,531,512	127,873,515	103,890,824

GROSS PROFIT	34,280,464	36,519,040	29,243,809

SELLING EXPENSES	29,177,163	30,876,959	26,954,914
GENERAL AND ADMINISTRATIVE EXPENSES	15,668,684	8,187,176	6,956,029
STOCK BASED COMPENSATION	10,360,000	-	3,941,600
IMPAIRMENT OF LONG-LIVED ASSETS	-	148,795	228,506
TOTAL OPERATING EXPENSES	55,205,847	39,212,930	38,081,049

LOSS FROM OPERATIONS	(20,925,383)	(2,693,890)	(8,837,240)

OTHER INCOME (EXPENSES):
INTEREST INCOME	883,908	401,921	707,878
INTEREST EXPENSE	(65,854)	(262,218)	(455,187)
INVESTMENT LOSS	(2,316,994)	-	-
OTHER INCOME (EXPENSES)	1,680,087	455,547	176,519
CHANGE IN FAIR VALUE OF PURCHASE OPTION AND WARRANTS LIABILITY	-	-	64,090

LOSS BEFORE INCOME TAXES	(20,744,236)	(2,098,640)	(8,343,940)

PROVISION FOR INCOME TAXES	394,541	1,099,726	31,638

NET LOSS	(21,138,777)	(3,198,366)	(8,375,578)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(252)	(6,247)	(255,716)

NET LOSS ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(21,138,525)	(3,192,119)	(8,119,862)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(2,617,857)	1,534,807	1,377,761

COMPREHENSIVE LOSS	(23,756,634)	(1,663,559)	(6,997,817)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	10,196,552	3,479,316	3,398,397
Diluted	10,196,552	3,479,316	3,398,397

LOSS PER SHARES:
Basic	$(2.07)	$(0.92)	$(2.39)
Diluted	$(2.07)	$(0.92)	$(2.39)

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(21,138,777)	$(3,198,366)	$(8,375,578)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt direct write-off and provision	7,579,886	939,720	(706,862)
Depreciation and amortization	718,002	1,256,491	1,750,890
Impairment of long lived assets	-	148,795	228,506
Share-based compensation	10,360,000	-	3,941,600
Investment loss	2,316,994	-	-
Change in fair value of purchase option derivative liability	-	-	(64,090)
Change in operating assets and liabilities:
Accounts receivable, trade	(2,531,755)	(2,657,283)	(3,307,946)
Notes receivable	(20,861)	40,260	21,539
Inventories and biological assets	(522,550)	1,523,098	(3,615,017)
Other receivables	(958,671)	(1,927,692)	468,967
Advances to suppliers	201,984	(171,783)	1,893,857
Long term deposit	589,653	(159,508)	26,910
Other current assets	331,426	376,134	1,004,448
Other noncurrent assets	(30,483)	62,394	38,142
Accounts payable, trade	1,765,488	(3,558,050)	6,380,115
Other payables and accrued liabilities	(1,341,447)	99,132	(183,111)
Customer deposits	(1,035,456)	678,601	368,690
Taxes payable	433,054	1,162,084	66,648
Net cash used in operating activities	(3,283,513)	(5,385,972)	(62,292)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of financial assets available for sale	-	-	75,973
Acquisition of equipment and building	(118,272)	(89,960)	(126,766)
Investment in a joint venture	(4,379)	-	(1,470,119)
Purchases of intangible assets	(12,774)	(7,012)	(97,802)
Additions to leasehold improvements	(180,672)	(209,166)	(379,611)
Net cash used in investing activities	(316,097)	(306,138)	(1,998,325)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	-	-	738,315
Repayment of short-term bank loan	-	(779,059)	(1,476,630)
Proceeds from third parties loan	-	-	-
Repayment of third parties loan	(1,811,558)	(2,613,965)	(2,395,629)
Proceeds from notes payable	57,965,013	65,370,181	48,292,231
Repayment of notes payable	(60,273,598)	(57,829,269)	(51,295,776)
Increase in financial liability	-	-	(73,832)
Exercise of warrants	-	-	77,500
Proceeds from issuance of shares and warrants in private placements	7,325,000	-	9,287,100
Proceeds from other payable-related parties	43,785	689,010	-
Repayment of other payable-related parties	(882,486)		(73,426)
Net cash provided by financing activities	2,366,156	4,836,898	3,079,853

EFFECT OF EXCHANGE RATE ON CASH	(2,535,479)	1,522,146	2,670,802

INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(3,768,933)	666,933	3,690,038
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	35,339,577	34,672,644	30,982,606
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$31,570,644	$35,339,577	$34,672,644

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$64,943	$3,955	$37,738
Cash paid for interest	63,668	262,218	455,187

NON-CASH ACTIVITIES：
Cashless exercise of warrants	$135,118	$-	$-